SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                                 Amtran, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  03234G106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              J. George Mikelsons
                           INDUS Acquisition Company
                          7337 West Washington Street
                       Indianapolis, Indiana 46521-0609

 -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               With a copy to:
                         William P. Rogers, Jr., Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                                June 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 8)

CUSIP No. 03234G106


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     INDUS ACQUISITION COMPANY

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,271,200*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,271,200*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,271,200*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                 [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     Approximately 72%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     CO

________________________________________________________________________________
                     *See Note on Page 3.


                                (Page 2 of 8)

CUSIP No. 03234G106


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. GEORGE MIKELSONS

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,271,200*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,271,200*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,271,200*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 72%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

________________________________________________________________________________
 * On June 18, 2001, J. George Mikelsons ("Mikelsons") and INDUS Acquisition Company ("Sub") entered into a Stock Subscription Agreement (the "Subscription Agreement"), pursuant to which Mikelsons will subscribe for and purchase, and Sub will issue to Mikelsons, 8,271,200 shares of the common stock, without par value, of Sub, in consideration of the contribution by Mikelsons to Sub of the 8,271,200 shares of common stock, without par value, of Amtran, Inc. ("Common Stock") owned by him, subject to the conditions specified therein. Sub may be deemed to be the beneficial owner of such shares of Common Stock by reason of the Subscription Agreement and Mikelsons' ownership of all the common stock of Sub.




                                 (Page 3 of 8)

Item 1.  Security and Issuer

          This Schedule 13D relates to the common stock, without par value (the "Common Stock"), of Amtran, Inc., an Indiana corporation (the "Company"). The address of the Company's principal executive offices is 7337 West Washington Street, Indianapolis, Indiana 46251-0609. This Schedule 13D reflects the agreement of J. George Mikelsons ("Mikelsons"), to contribute, subject to certain conditions, shares of Common Stock owned by Mikelsons to INDUS Acquisition Company, an Indiana corporation ("Sub"), which is wholly owned by Mikelsons, and the agreement of Sub to merge with the Company. Mikelsons previously filed a Schedule 13G with respect to his ownership of such shares of Common Stock.

Item 2.  Identity and Background

          This Schedule 13D is being filed jointly by Mikelsons and Sub. On June 18, 2001, Mikelsons and Sub entered into a Stock Subscription Agreement, pursuant to which Mikelsons subscribed for and purchased, and Sub issued to Mikelsons, 100 shares of common stock, without par value, of Sub in consideration of the payment by Mikelsons of $100.00 in cash. Sub was formed for the sole purpose of merging with and into the Company, with the Company as the surviving corporation (the "Merger"), and has not engaged in any activities except in connection with the Merger. Mikelsons is the sole shareholder of Sub, the sole member of the Board of Directors of Sub and the Chairman and President and sole officer of Sub. Mikelsons' principal occupation is Chairman of the Company. Mikelsons is a citizen of the United States of America with a principal business address of 7337 West Washington Street, Indianapolis, Indiana 46231. Sub is an Indiana corporation with a principal business address of 7337 West Washington Street, Indianapolis, Indiana 46231.

          Neither Sub nor Mikelsons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          On June 18, 2001, Mikelsons and Sub entered into a Stock Subscription Agreement (the "Subscription Agreement"), pursuant to which Mikelsons will subscribe for and purchase, and Sub will issue to Mikelsons, 8,271,200 shares of the common stock, without par value, of Sub, in consideration of the contribution by Mikelsons to Sub of the 8,271,200 shares of Common Stock owned by him, subject to the conditions specified therein. Mikelsons acquired such shares in the Company in 1984 (as adjusted to reflect a stock split immediately prior to the Company's initial public offering in 1993), in exchange for his contribution of, among other things, all the outstanding shares of the common stock of American Trans Air, Inc. The Subscription Agreement is incorporated herein by reference to Exhibit 1.

          The amount of funds needed to pay consideration in the Merger and to consummate the other transactions contemplated in connection therewith is approximately $82 million. An executed commitment letter dated June 18, 2001 from Salomon Smith Barney Inc. and Citicorp USA, Inc. for a $175 million secured revolving credit facility has been received by the Company and American Trans Air, Inc.and is incorporated herein by reference to Exhibit 2.

Item 4.  Purpose of Transaction

          On May 16, 2001, Mikelsons delivered a letter to the Board of Directors of the Company proposing the acquisition of all the outstanding shares of Common Stock not owned by Mikelsons. On June 18, 2001, Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of all such shares through the Merger, subject to certain conditions, for $23.00 per share, in cash. The purpose of the transaction is for Mikelsons to obtain ownership of all the outstanding shares of Common Stock. Following the Merger, the Company would cause the Common Stock to cease to be authorized to be quoted on The Nasdaq Stock Market and to terminate the registration under the Securities Exchange Act of 1934, as amended, of the Common Stock pursuant to Section 12(g)(4) thereof. Mikelsons' letter to the Board


                                 (Page 4 of 8)
of Directors of the Company is incorporated herein by reference to Exhibit 3. A press release dated May 16, 2001 issued by the Company announcing receipt of such letter and other related matters is incorporated herein by reference to
Exhibit 4.

          Upon completion of the Merger, each issued and outstanding share of Common Stock not owned by the Company, Sub or Mikelsons will be converted into the right to receive $23.00 in cash, without interest. Each share of the common stock of Sub will be converted into and become one fully paid and nonassessable share of common stock of the surviving corporation. Each share of Common Stock that is owned by the Company, Mikelsons, Sub or any other affiliate of Mikelsons (other than any person who is deemed to be an affiliate of Mikelsons by reason of such person's position as an officer or director of the Company) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. The Merger Agreement is incorporated herein by reference to Exhibit 5. A press release dated June 18, 2001 issued by the Company announcing the Merger Agreement and other related matters is incorporated herein by reference to Exhibit 6.

          In connection with the delivery of the proposal by Mikelsons, the Company announced on May 16, 2001 that it had entered into a preliminary agreement with International Lease Finance Corporation ("ILFC") with respect to the shares of convertible Series B Preferred Stock, without par value, of the Company (the "Series B Preferred") owned by ILFC. Pursuant to such agreement ILFC has agreed not to convert its shares of Series B Preferred in connection with the Merger in exchange for, among other things, certain modifications of the Series B Preferred through an amendment to the Company's Articles of Incorporation (the "Amendment"), the Company agreeing to repurchase between 5 and 10% of ILFC's shares of Series B Preferred (the "ILFC Shares") at a price per share determined on the basis of the consideration paid for shares of Common Stock in the Merger and the Company agreeing to lease a Boeing 737-800 aircraft from ILFC beginning in 2004. The agreement with ILFC (including the exhibits thereto) is incorporated herein by reference to Exhibit 7.

          Other than as described in the preceding paragraphs and as contemplated by the Merger Agreement and the agreement with ILFC, neither Sub nor Mikelsons have any plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the issuer;

               (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                                 (Page 5 of 8)

               (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) The Company has informed Sub that there were 11,438,058 shares of Common Stock outstanding as of the close of business on June 14, 2001. Upon satisfaction of the conditions in the Subscription Agreement, Sub will own 8,271,200 shares, or approximately 72%, of the outstanding shares of Common Stock.

     (b) Upon satisfaction of the conditions in the Subscription Agreement, Sub will acquire shares and will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 8,271,200 shares of Common Stock owned by Sub. Sub will not share the power to vote or to direct the vote or to dispose or to direct the disposition of the 8,271,200 shares of Common Stock it will own.

     (c) Mikelsons and Sub entered into the Subscription Agreement, pursuant to which Mikelsons will subscribe for and purchase, and Sub will issue to Mikelsons, 8,271,200 shares of the common stock, without par value, of Sub, in consideration of the contribution by Mikelsons to Sub of the 8,271,200 shares of Common Stock owned by him, subject to the conditions specified therein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On June 18, 2001, Mikelsons and Sub entered into the Subscription Agreement, pursuant to which Mikelsons will subscribe for and purchase, and Sub will agree to issue to Mikelsons, 8,271,200 shares of the common stock, without par value, of Sub, in consideration of the contribution by Mikelsons to Sub of the 8,271,200 shares of Common Stock owned by him, subject to the conditions specified therein.

     On June 18, 2001, Sub and the Company entered into the Merger Agreement.



                                 (Page 6 of 8)

Item 7.  Material to Be Filed as Exhibits


Exhibit 1 Stock Subscription Agreement dated June 18, 2001, between Mikelsons and Sub.

Exhibit 2 Commitment Letter dated June 18, 2001, from Salomon Smith Barney Inc. and Citicorp USA, Inc. to the Company.

Exhibit 3 Letter dated May 16, 2001, from Mikelsons to the Board of Directors of the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated May 17, 2001 (the "May 8-K")).

Exhibit 4 Press release issued by the Company dated May 16, 2001 (incorporated by reference to Exhibit 99.1 to the May 8-K).

Exhibit 5 Agreement and Plan of Merger dated as of June 18, 2001, between the Company and Sub (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 18, 2001 (the "June 8-K")).

Exhibit 6 Press release issued by the Company dated June 18, 2001 (incorporated by reference to Exhibit 99.2 to the June 8-K).

Exhibit 7 Purchase and Voting Agreement dated May 16, 2001, between the Company and ILFC (incorporated by reference to Exhibit 99.2 to the May 8-K).



                                 (Page 7 of 8)

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 18, 2001



                                   INDUS ACQUISITION COMPANY


                                    By  /s/  J. George Mikelsons
                                        ---------------------------------------
                                        Name: J. George Mikelsons
                                        Title:   Chairman and President




                                        /s/  J. George Mikelsons
                                        ----------------------------------------
                                        J. George Mikelsons